Exhibit (a)(1)(E)

DOV Pharmaceutical, Inc.

COMPANY NOTICE
To the Holders of
DOV PHARMACEUTICAL, INC.
2.50% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2025
CUSIP Nos. 259858AA6 and 259858AB4

The Option for the Debentures will expire at 5:00 p.m., New York City time, on January 2, 2007 (the “Repurchase Date”).

To Our Clients:

Enclosed for your consideration is a Company Notice, dated November 9, 2006 (as the same may be amended or supplemented from time to time, the “Company Notice”), and a Repurchase Notice (as the same may be amended and supplemented from time to time, the “Repurchase Notice” and, together with the Company Notice, the “Offer Materials”) relating to the offer (the “Offer”) by DOV Pharmaceutical, Inc., a Delaware corporation (the “Company”) to repurchase for cash, upon the terms and subject to the conditions set forth in the Company Notice and in the accompanying Repurchase Notice, all of its outstanding 2.50% Convertible Subordinated Debentures due January 15, 2025 (the “Debentures”), from each registered holder of such Debentures (each a “Holder” and, collectively, the “Holders”).

The purchase price for each $1,000 principal amount of Debentures validly tendered and not withdrawn pursuant to the Offer is $1,012.50 representing such principal amount plus $12.50 of accrued but unpaid interest, calculated in accordance with the terms of the Indenture governing the Debentures.

Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Company Notice.

Notwithstanding any other provision of the Offer, the Company’s obligation to accept for payment, and to pay for, Debentures validly tendered pursuant to the Offer is conditioned upon the purchase not being in violation of applicable law.

There is important information regarding the Company’s financial condition, and its ability to pay the Purchase Price for Debentures tendered to it for repurchase, summarized in the Company Notice. DOV Pharmaceutical does not presently have the capital necessary to repurchase all or a significant portion of the Debentures in the event all or a significant portion of the Debentures are tendered for repurchase upon exercise of the Option. As set forth in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, DOV Pharmaceutical has approximately $47.3 million in cash, cash equivalents and marketable securities that are not subject to restrictions on use, accounts payable and accrued expenses of approximately $12.1 million and $70 million in aggregate principal amount of the Debentures. DOV Pharmaceutical cannot predict the number of holders of Debentures that will exercise their Option. If DOV Pharmaceutical fails to pay for all Debentures tendered to it for repurchase, an event of default will occur under the Indenture. DOV Pharmaceutical currently has no commitments or arrangements for any financing, however it continues to explore a variety of initiatives to address its current capital structure issues and improve its liquidity position. If DOV Pharmaceutical does not have sufficient capital to repurchase all Debentures tendered to it upon exercise of the Option, DOV Pharmaceutical will not accept on the Repurchase Date any Debentures so tendered and such failure will constitute an event of default under the Indenture governing the Debentures. If DOV is unable to raise sufficient funds to repurchase all Debentures tendered to it upon exercise of the Option or if it is unable to restructure its obligations under the Debentures, it may be forced to seek protection under the United States bankruptcy laws.

This material relating to the Offer is being forwarded to you as the beneficial owner of Debentures held by us for your account or benefit but not registered in your name. A tender of any Debentures may only be made by us as the registered Holder and pursuant to your instructions. Therefore, beneficial owners of Debentures registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such registered Holder promptly if they wish to tender Debentures pursuant to the Offer.

Accordingly, we request instructions as to whether you wish us to tender Debentures with respect to any or all of the Debentures held by us for your account. We urge you to read carefully the Company Notice and the Repurchase Notice and the other materials provided herewith before instructing us to tender your Debentures.

Your instructions to us should be forwarded as promptly as possible in order to permit us to tender Debentures on your behalf in accordance with the provisions of the Offer. Please note that tenders of Debentures must be received by the Repurchase Date to receive the Purchase Price, and that the Offer will expire at 5:00 p.m., New York City time, on January 2, 2007, unless extended or earlier terminated.

Tenders of Debentures may be withdrawn at any time prior to 5:00 p.m., New York City time on the Repurchase Date.

Your attention is directed to the following:

1. The Offer is for all the Debentures that are outstanding.

2. The Company Notice, which contains important information including information regarding the Company’s financial condition, and its ability to pay the Purchase Price for Debentures tendered to it for repurchase.

3. If you wish to tender any Debentures pursuant to the Offer and receive the Purchase Price, we must receive your instructions in ample time to permit us to effect a tender of Debentures on your behalf on or prior to the Repurchase Date (5:00 p.m., New York City time, on January 2, 2007, unless modified).

4. The Company’s obligation to pay the Purchase Price, as applicable, is subject to the offer not being in violation of applicable law.

If you wish to have us tender any or all of your Debentures held by us for your account or benefit pursuant to the Offer, please so instruct us by completing, executing and returning to us the instruction form that appears below. The accompanying Repurchase Notice is furnished to you for informational purposes only and may not be used by you to tender Debentures held by us and registered in our name for your account.

LETTER OF INSTRUCTIONS

The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the offer by DOV Pharmaceutical, Inc. to purchase its 2.50% Convertible Subordinated Debentures due January 15, 2025 (the “Debentures”).

This will instruct you to tender the principal amount indicated below of the Debentures held by you for the account of the undersigned pursuant to the terms and conditions set forth in the Company Notice, dated November 9, 2006, and the related Repurchase Notice.

Type of Security	Principal Amount Held for Account of Holder(s)	Principal Amount to be Tendered and as to which Consents are to be Given*

2.50% Convertible Subordinated Debentures due January 15, 2025

*	Unless otherwise indicated, the entire aggregate principal amount indicated in the box entitled “Principal Amount Held for Account of Holder(s)” will be tendered.

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